Shanda Interactive Entertainment Limited
2009 Annual General Meeting

Shanda Interactive Entertainment Limited (“Shanda”) would like to inform you that the notice and proxy statement relating to the 2009 annual general meeting of shareholders (the “Notice”) and 2008 Annual Report are available for viewing and download on the internet at www.snda.com. If you do not have access to the internet and would like to obtain a hardcopy, please write to:

Proxy Services Corporation
200 A Executive Drive
Edgewood, NY 11717
Attention: Shanda 2009 AGM
You may also request for a hardcopy of the Notice and 2008 Annual Report by calling the toll free number 1-800-555-2470.